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                              July 1, 2022

       Deborah Thomas
       Chief Financial Officer
       Hasbro, Inc.
       1027 Newport Avenue
       Pawtucket, Rhode Island 02861

                                                        Re: Hasbro, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 26, 2021
                                                            File No. 001-06682

       Dear Ms. Thomas:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 26, 2021

       General

   1. We note that you provided more expansive disclosure in your 2020 Corporate Social
                                                        Responsibility Data
Update (   CSR Report   ) than you provided in your SEC filings.
                                                        Please advise us what
consideration you gave to providing the same type of climate-
                                                        related disclosure in
your SEC filings as you provided in your CSR Report.
       Risk Factors, page 28

   2. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as policy and regulatory changes that could
impose operational and compliance burdens, market trends that may alter business
opportunities, credit risks, or technological changes.
   3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
 Deborah Thomas
FirstName
Hasbro, Inc.LastNameDeborah Thomas
Comapany
July 1, 2022NameHasbro, Inc.
July 1,2 2022 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations , page
44

4. We note your disclosure that you are subject to various United States federal, state, local and international requirements relating to the environment. Please revise your disclosure to discuss material pending or existing climate change-related legislation, regulations, and international accords and describe any material effect on your business, financial condition, and results of operations.
5. We note that you devote significant resources and expenditures to help achieve your sustainability goals. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects related to these goals. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
6. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods that produce significant greenhouse gas emission or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risk resulting from operations or products that product material greenhouse gas emissions.
7. We note your disclosure that the risks of climate change include severe weather events.
         Please discuss the physical effects of climate change on your operations and results, such as weather-related impacts on the cost and availability of insurance and weather-related damages to your property or operations. As applicable, include quantitative information with your response for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods. Please also discuss the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.
8. We note your disclosure on pages 25 and 70 about programs and costs related to compliance with environmental requirements. Tell us about and quantify any compliance costs related to climate change for each of the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.
9. We note disclosure in your Form 10-K and CSR Report regarding the use of carbon offsets. Please provide us with quantitative information regarding your purchases or any sales of carbon credits or offsets for each of the last three fiscal years and amounts budgeted for future periods. Provide your analysis as to the materiality of the effects those purchases or sales have had on your business, financial condition, and results of
 Deborah Thomas
Hasbro, Inc.
July 1, 2022
Page 3
         operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.



FirstName LastNameDeborah Thomas                          Sincerely,
Comapany NameHasbro, Inc.
                                                          Division of
Corporation Finance
July 1, 2022 Page 3                                       Office of
Manufacturing
FirstName LastName